SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
スキャデン・アープス法律事務所
スキャデン・アープス外国法事務弁護士事務所
(外国法共同事業)
(カリフォルニア・ニューヨーク州法)
SKADDEN ARPS TOKYO KYODO LAW OFFICE
SKADDEN ARPS FOREIGN LAW OFFICE
(REGISTERED ASSOCIATED OFFICES)
IZUMI GARDEN TOWER, 21ST FLOOR
1-6-1, ROPPONGI
MINATO-KU, TOKYO 106-6021

TEL : (03) 3568-2600
FAX : (03) 3568-2626

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07021134

SEC MAIL RECEIVED PROCESSING
FEB - 9 2007
WASH, D.C. 186

February 9, 2007

FEDERAL EXPRESS

PROCESSED
FEB 2 0 2007
THOMSON FINANCIAL

SUPPL

Office of International Corporate Finance
Division of Corporation Finance
U. S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Exemption Pursuant to Rule 12g3-2(b) for <u>Unichem Corporation (the "Issuer"); File No. 82-4985</u>

Dear Sir or Madam:

On behalf of the Issuer, we hereby furnish an English language version or translation of information required to be furnished pursuant to Rule 12g3-2(b)(iii) as set forth in <u>EXHIBIT A</u> hereto.

The information and document furnished hereby are furnished on the understanding that such information and document will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such document and information shall constitute an admission for any purpose that the Issuer is subject to the Act.

dw 2/20

In the event of any questions or requests for additional information, please do not hesitate to contact me, Kenju Watanabe, at Skadden, Arps, Slate, Meagher & Flom LLP, 21st Floor, Izumi Garden Tower, 1-6-1, Roppongi, Minato-ku, Tokyo, 106-6021, Japan (telephone 81-3-3568-2600/facsimile 81-3-3568-2626). Kindly acknowledge receipt of the foregoing by stamping and returning the enclosed copy of this letter in the self-addressed, stamped envelope provided for your convenience.

Very truly yours,

Kenju Watanabe /MO./

Kenju Watanabe

Enclosure

Consolidated Earnings for Interim Period Ended September 30, 2006

October 27, 2006

Corporate Name: Unicharm Corporation ("Unicharm" or the "Company")
Code Number: 8113 Listing: First Section, Tokyo Stock Exchange
(URL http://www.unicharm.co.jp/) Location of Head Office: Ehime Prefecture
Chief Corporate Representative: Takahisa Takahara, President & Chief Executive Officer
Contact: Atsushi Iwata, Executive Officer, General Manager of Accounting Division
Telephone Number: +81-3-3451-5111
Date of Board Meeting for Book-Closing: October 27, 2006
U.S. Accounting Standards: Not adopted

1. Consolidated business results for the interim period ended September 30, 2006 (April 1 – September 30, 2006)

(1) Consolidated business results (Note) Amounts less than one million yen have been discarded.

	Net Sales		Operating Income		Ordinary Income	
	Millions of yen	%	Millions of yen	%	Millions of yen	%
Interim period ended September 30, 2006	143,397	11.1	13,421	(1.1)	13,318	(5.3)
Interim period ended September 30, 2005	129,090	6.2	13,567	(7.1)	14,056	(6.4)
Year ended March 31, 2006	270,380		28,531		28,781	

	Net Income		Net Income per Share - basic	Net Income per Share - diluted
	Millions of yen	%	yen	yen
Interim period ended September 30, 2006	6,548	(15.5)	100.41	100.27
Interim period ended September 30, 2005	7,751	(9.3)	117.13	116.75
Year ended March 31, 2006	15,287		229.34	229.00

(Notes) 1) Equity method investment profit and loss
Interim period ended September 30, 2006 ¥2 million
Interim period ended September 30, 2005 ¥24 million
Year ended March 31, 2006 ¥33 million
2) Average number of shares (consolidated)
Interim period ended September 30, 2006 65,215,509
Interim period ended September 30, 2005 66,176,856
Year ended March 31, 2006 65,775,016
3) Change in accounting methods None
4) Percentage changes in sales, operating income, ordinary income and net income represent YOY increases (decreases).

(2) Consolidated capitalization status

	Total Assets	Shareholder's Equity	Shareholder's Equity Ratio	Shareholder's Equity per Share
	Millions of yen	Millions of yen	%	yen
Interim period ended September 30, 2006	250,735	165,230	60.1	2,338.99
Interim period ended September 30, 2005	225,146	141,964	63.1	2,171.66
Year ended March 31, 2006	250,355	151,182	60.4	2,309.59

(Note) Consolidated number of shares issued as of the end of period
Interim period ended September 30, 2006 64,426,898
Interim period ended September 30, 2005 65,371,475
Year ended March 31, 2006 65,370,401

(3) Consolidated cash flows

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Balance of Cash equivalents as of the End of the period
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
Interim period ended September 30, 2006	8,741	(7,651)	(9,258)	59,593
Interim period ended September 30, 2005	18,780	(6,857)	(4,948)	63,849
Year ended March 31, 2006	36,888	(20,251)	(6,217)	67,649

(4) Matters related to scope of consolidation and application of equity method
Number of consolidated subsidiaries 25
Number of non-consolidated subsidiaries to which equity method is applied 0
Number of affiliates to which equity method is applied 1

(5) Change in scope of consolidation and application of equity method
Number of companies newly consolidated 1
Number of companies excluded from scope of consolidation 0
Number of companies to which equity method is newly applied 0
Number of companies excluded from scope of application of equity method 0

2. Projected consolidated business results for fiscal 2007 (April 1, 2006 - March 31, 2007)

	Net Sales	Ordinary Income	Projected Net Income
	Millions of yen	Millions of yen	Millions of yen
Full fiscal year	295,000	30,000	16,000

(Ref.) Projected net income per share ¥248.34

* The foregoing projected results include forecasts based on premises, prospects and plans pertaining to the future (as of the date of release). Actual results may differ materially from the projected figures presented herein due to actual market conditions, foreign exchange fluctuation risks and other uncertainties. Please refer to pages 10 to 12 of the attached materials for the abovementioned projected business results.

I. Status of Corporate Group

The Company's corporate group consists of Unicharm Corporation (the Company), 25 consolidated subsidiaries and one affiliate, and operates the business of mainly manufacturing and selling personal care and pet care products and providing related services.

The positioning of the Company's corporate group relative to these businesses and its relationships to segments by business type are as follows:

Business Segment	Sales Category		Main Companies
Personal Care Business	Baby and child care products Feminine care products Health care products Cosmetic powder-puffs Household products, etc.	Domestic	Unicharm Corporation Unicharm Products Co., Ltd. Unicharm Material Co., Ltd. Kokko Paper Manufacturing Co., Ltd. Cosmotec Corporation and four other companies
		Overseas	United Charm Co., Ltd. Uni-Charm (Thailand) Co., Ltd. Shanghai Uni-Charm Co., Ltd. Uni-Charm Consumer Products (China) Co., Ltd. Uni-Charm Consumer Products Service (Shanghai) Co., Ltd. LG Unicharm Co., Ltd. P.T. Uni-Charm Indonesia Uni.Charm Mölnlycke B.V. Unicharm Gulf Hygienic Industries Ltd. and five other companies
Pet Care Business	Pet foods Pet toiletries	Domestic	Unicharm PetCare Corporation Unicharm Products Co., Ltd. Kokko Paper Manufacturing Co., Ltd. Cosmotec Corporation
		Overseas	United Charm Co., Ltd. Uni-Charm (Thailand) Co., Ltd.
Other Businesses	Food-wrapping Materials Materials and Components Infant Education Division Financing Operations, etc. Other	Domestic	Unicharm Corporation Unicharm Products Co., Ltd. Unicharm Material Co., Ltd Kokko Paper Manufacturing Co., Ltd. and five other companies

The main operations of the consolidated subsidiaries/affiliates and the respective percentages of the Company's ownership interest are as follows:

Consolidated Subsidiaries

Name	Address	Main operations	Percentage of voting rights held
Unicharm Products Co., Ltd.	Shikoku Chuo-city, Ehime	Production of baby and child care products, feminine care products, etc.	100.0%
Unicharm Materials Co., Ltd.	Shikoku Chuo-city, Ehime	Production and sale of nonwoven fabric and other materials	100.0%
Kokko Paper Manufacturing Co., Ltd.	Shikoku Chuo-city, Ehime	Production, processing and sale of paper, nonwoven fabric and other materials	100.0%
Cosmotec Corporation	Zentsuji-city, Kagawa	Printing, processing and sale of photogravures	100.0%
Unicharm PetCare Corporation	Shinagawa-ku, Tokyo	Production and sale of pet foods and pet toiletries	38.8%
Uni.Charm Mölnlycke K.K.	Minato-ku, Tokyo	Sale of adult-use incontinence products	51.0%
United Charm Co., Ltd.	China	Production and sale of baby and child care products, feminine care products, etc.	52.6%
Uni-Charm (Thailand) Co., Ltd.	Thailand	Production and sale of baby and child care products, feminine care products, etc.	94.2%
Shanghai Uni-Charm Co., Ltd.	China	Production and sale of feminine care products, etc.	75.0%
Uni-Charm Consumer Products (China) Co., Ltd.	China	Production and sale of baby and child care products, etc.	97.1%
Uni-Charm Consumer Products Service (Shanghai) Co., Ltd.	China	Sale of baby and child care products, feminine care products, etc.	100.0%
LG Unicharm Co., Ltd.	Korea	Production and sale of baby and child care products, feminine care products, etc.	51.0%
PT Uni-Charm Indonesia	Indonesia	Production and sale of baby and child care products, feminine care products, etc.	74.0%
Uni.Charm Mölnlycke B.V.	The Netherlands	Production supervision for baby/child care and adult-use incontinence products	60.0%
Unicharm Gulf Hygienic Industries Ltd.	Saudi Arabia	Production and sale of baby and child care products, feminine care products, etc.	51.0%
Ten other Companies			

Affiliates

Name	Address	Main operations	Percentage of ownership interest
The Fun Co., Ltd.	Sakai-city, Osaka	Services such as storage and processing of data	25.0%

2. Corporate Policies

1. Basic Corporate Policy

Upholding the management philosophy of "creating and offering first-class products and services to its customers wherever they may be," the Unicharm Group is promoting corporate activities aimed at ceaselessly creating and providing first-class value to its stakeholders including its customers, shareholders, business partners, employees and society.

The Unicharm Group shall strive to:

1) Provide high-quality and high value-added products that satisfy customer needs and create new markets by innovating its core technologies in unwoven fabric and absorbents;
2) Enhance its ability to generate cash flows and maximize its corporate (or shareholder) value by optimally allocating management resources and raising its growth/earnings potential for each of its business segments;
3) Ensure sound growth not only for itself, but for its customers as well, by collaborating with the customers in building an optimal value chain under a common objective of maximizing customer satisfaction;
4) Foster innovation by motivating employees to ceaselessly endeavor to better themselves and their skills without complacency, by uniting the passion and ambition of all employees; and
5) Promote fair corporate management that would serve to integrate the pursuit and enhancement of its responsibility to society through its business activities.

2. Basic Profit-Sharing Policy

Unicharm considers the sharing of its profits with its shareholders as one of its most important management policies and, to that end, is endeavoring to augment its corporate value by generating cash flow.

The Company will adhere to its policy of consistently distributing shareholder dividends in continuously higher amounts, while simultaneously seeking to strengthen its corporate structure and aggressively expand investments in order to improve its earnings capabilities further.

The Company will seek to utilize its free cash flows by placing the highest priority on financing its business expansion (in Japan and abroad), R&D, and IT system upgrades from the perspective of enhancing corporate value, while acquiring treasury stocks from time to time, and paying dividends to provide returns to its esteemed shareholders. During the interim period under review, the Company acquired 943,000 shares of treasury stocks (for a total acquisition cost of ¥5,999 million) through open-market share acquisition and the total amount of treasury stocks that the Company has acquired so far now stands at ¥39.819 billion. The Company is determined to always give adequate consideration to corporate efficiency from the long-term perspective.

3. Rationale and Policy for Reduction of Minimum Stock Trading Unit

Unicharm considers it one of its major corporate tasks to enlarge its individual investor base and enhance stock liquidity, and has been taking necessary steps in that direction. The Company made it easier for individual investors to invest by reducing its minimum stock trading unit from 1,000 to 100 shares effective from August 1, 1997. The Company will continue to watch the market conditions closely and implement measures with a view to further invigorating the trading of its equity while expanding its individual investor base.

4. Targeted Management Benchmarks

Unicharm seeks to build a corporate management structure with high capital efficiency that will enable it to prevail in global competition by continuously boosting sales and income as well as improving ROE.

5. Medium and Long-Term Corporate Strategy

Aiming to boost growth in the personal care business in Asia and firmly establish a "life support" industry with the best corporate value in Asia that offers the world's premier premium-quality products and services to bring comfort, excitement and pleasure to two billion people throughout Asia, the Company launched its Sixth medium-term SAPS (Schedule-Action-Performance-Spiral) Plan in April 2004. It is a 48-month corporate initiative, which essentially comprises the following five key strategies:

1) Strengthen strategy-execution capabilities based on the SAPS business model;
2) Create new markets by developing the world's first-to-market and first-in-quality products;
3) Secure the leading market position in Asia by boosting growth in the personal care business;
4) Realize global cost competitiveness through drastic reforms of the supply chain management system; and
5) Enhance corporate value by bolstering corporate social responsibility (CSR) and corporate governance.

The Company will strive to improve its brand value by actively pursuing measures to implement these strategies, devising a new business model that is suited to the changing business climate, and reinforcing its customer relations.

6. Challenges Facing the Company

During the interim period under review, Unicharm pushed forward its corporate reform while giving the highest priority to revitalizing the domestic market as well as accelerating market growth and expanding its overseas business, mainly in Asia. As a result, the Company was back on track to steady recovery with corporate performance bottoming out in the 4th quarter of the previous fiscal year. In the face of increasingly fierce competition in a market environment of sluggish domestic consumer spending but soaring raw material prices, the Company strived to expand sales and reduce costs with its earnings outperforming the consolidated earnings projections for the interim period under review. In order to drive its corporate reform further, the Company will focus even more on adding greater value to its products and services through ceaseless innovation in all business segments, and firmly push for sales cost reductions and the streamlining of expenses. Outside of Japan, mainly in growth markets in Asia, it will seek to establish itself as the leader in its market by aggressively developing local-area business and rapidly expanding its product lineup in a way that responds to the needs of local consumers.

7 Issues concerning parent companies

None (the Company has no parent company).

3. Operating Result and Financial Condition

I Operating Result

1. Summary of Interim Fiscal Period under Review

Summary of Overall Business Results (Millions of yen)

	Previous interim Fiscal Period	Interim Fiscal Period under Review	Amount of Increase/ Decrease	Percentage of Increase/ Decrease (%)
Net Sales	129,090	143,397	14,306	11.1
Operating Income	13,567	13,421	(146)	(1.1)
Ordinary Income	14,056	13,318	(738)	(5.3)
Net Income	7,751	6,548	(1,203)	(15.5)

Comparison with the outlook (Millions of yen)

	Outlook for Interim Fiscal Period under Review	Interim Fiscal Period under Review	Amount of Increase/ Decrease	Percentage of Increase/ Decrease (%)
Net Sales	140,000	143,397	3,397	2.4
Operating Income	12,600	13,421	821	6.5
Ordinary Income	12,400	13,318	918	7.4
Net Income	6,300	6,548	248	3.9

Business Results by Region (Millions of yen)

	Net Sales (Note 1)			Operating Income		
	Previous Interim Fiscal Period	Interim Fiscal Period under Review	Amount of Increase/ Decrease	Previous Interim Fiscal Period	Interim Fiscal Period under Review	Amount of Increase/ Decrease
Japan	97,941	98,687	745	11,893	10,774	(1,118)
Asia	19,709	26,186	6,477	1,385	2,119	734
Other	11,439	18,522	7,083	274	462	187

(Note 1) Net Sales represent those to external customers.

(1) Summary of Overall Business Results for Interim Fiscal Period under Review

Consolidated net sales for the interim fiscal period under review increased, setting a record high of ¥143.3 billion, up 11.1% YOY. In Japan, the Company, as a leading enterprise, released products to create new demand and high value-added products in both the Personal Care and Pet Care Businesses and endeavored to increase profit by revitalizing the market, in order to facilitate the shift of competitive criteria from price to value. As a result, sales from the growth areas of the health care and pet care businesses increased steadily. In the meantime, sales in the baby and child care business and feminine care business declined because of falling demand amid a progressively aging population combined with a falling birth rate. Consequently, domestic net sales reached ¥98.6 billion, up ¥700 million YOY. In the overseas markets, sales in the feminine care business and baby and child care business in Asia expanded steadily in the main countries where the Company develops business. In other regions, the Company increased sales of adult-use incontinence care products and paper baby diapers in Europe. In addition, sales of paper baby diapers developed favorably in the Middle East, where the Company started operations last December. As a result, net sales by our foreign subsidiaries and affiliates increased ¥13.7 billion, YOY, to ¥46.2 billion, now accounting for as much as 32.2% of our total consolidated net sales.

During the interim fiscal period under review, the Company made corporate efforts such as continuously investing in advertising to foster brands and spending on sales promotions to enhance competitiveness amid rising oil prices and soaring material costs arising from increased global demand for sanitary goods, as a result of which the Company successfully achieved sales above the initial projections. Operating income amounted to ¥13.4 billion (down 1.1% YOY) and ordinary income was ¥13.3 billion (down 5.3% YOY), both exceeding the consolidated earnings forecast for the interim fiscal period under review. In the meantime, net income was ¥6.5 billion (down 15.5% YOY). Consequently, net income per share fell ¥16.72 to ¥100.41.

Concerning profit sharing with shareholders, the Company acquired 943,000 shares of treasury stocks (for a total acquisition cost of ¥5,999 million) this year between July 31 and August 25 through open-market share acquisition, in line with our policy of returning 50% of net income to shareholders by way of dividends and share buy-backs. The interim dividend for the consolidated interim fiscal period under review will be increased by ¥6

in comparison with the previous corresponding period to ¥22 per share.

(2) Summary of Business Result by Segment

1) Personal Care Business

(Millions of yen)

	Previous Interim Fiscal Period	Interim Fiscal Period under Review	Amount of Increase/ Decrease	Percentage of Increase/ Decrease (%)
Net Sales (Note 2)	109,412	122,171	12,758	11.7
Operating Income	11,377	11,079	(297)	(2.6)

(Note 2) Net Sales represent those to external customers.

Net sales from our personal care business for the interim fiscal period under review amounted to ¥122.1 billion, up 11.7% from those of the previous corresponding period. Operating income decreased to ¥11 billion by 2.6% or ¥200 million from that of the previous corresponding period.

- **Baby and Child Care Business**

In the domestic market, the downward slide in retail prices in the entire market began to show signs of letting up amid a continuous decline in market demand because of the falling birth rate. However, the stability of the business environment remains in doubt due to the influence of rising material costs.

Despite this adverse environment, as a leading enterprise the Company is endeavoring to revitalize its market and increase its earnings with concentrated measures to promote the market penetration and expansion of its pants-type paper diaper, while constantly releasing new products and improving existing products as well as promoting aggressive market campaigns including advertising.

The Company proved there was a relationship between heat rash and bacteria in the summer through industry-university joint research with the University of Tokushima. Utilizing the results of such study, Unicharm released ***Moony Man Ase Sukkiri*** for the summer season only. The Company aimed to improve profitability by launching premium products that target the intensified need for skincare among consumers in summer.

Concerning the reasonably priced pants-type diapers ***Mammy Poko Pants***, the Company has steadily expanded sales volume of these products since the release of M-size pants. As the product becomes popular, we have seen an increasing tendency among consumers to stock up on the product. Therefore, the Company revised the quantity and price per package. At the same time, Unicharm released ***Mammy Poko Pants*** featuring new characters, as part of efforts to further increase sales and earnings.

In the premium line ***Moony Man*** paper baby diaper products, the Company released a limited quantity of products featuring special designs, the same as it did last year, amid rising awareness among consumers about the design of paper baby diapers, and this stimulated purchases by consumers.

In the overseas markets, Unicharm increased sales steadily in China by rolling out proactive sales and marketing initiatives for the premium-type ***Mamy Poko*** product. The Company also increased sales considerably in other Asian countries where it has a business presence, including Taiwan, Thailand and Indonesia. Especially in Thailand and Indonesia, Unicharm successfully expanded its market share further after achieving the top share, which has served to drive growth in the overseas business. In the meantime, the Company steadily increased its market share in Malaysia.

Unicharm introduced "***Mamy Poko Pants***" in South Korea in May, fully making inroads into the South Korean baby diaper market. In the Middle East and North Africa, where the Company entered the market on a full-scale basis last year, Unicharm reinforced its efforts for business development through Unicharm Gulf Hygienic Industries Ltd., its subsidiary in Saudi Arabia, increasing sales of paper baby diapers.

Consequently, net sales in the baby and child care business for the consolidated interim fiscal period under review increased to ¥59 billion, up ¥7.5 billion from those of the previous corresponding period.

- **Feminine Care Business**

The target population for feminine care products is declining in Japan. Nevertheless, as the sole manufacturer with a full line of sanitary products in Japan, Unicharm continued to focus on the development and improvement of products providing relief and comfort, to revitalize the market, based on its business philosophy of "creating comfort and freedom for women through science."

In the category of sanitary napkins, the Company launched ***Sofy Body Fit Fuwa Pita Slim Night-time use for Extremely Heavy Flow*** from the ***Sofy Body Fit Fuwa Pita Slim*** series. The Company has also worked on fostering the high value-added growth segment and expanding its market share by releasing ***Super-Sound Sleep 400*** from the ***Sofy*** series. In addition, the Company launched ***Super-Sound Sleep 360*** in September. As a result, Unicharm has developed a wide selection of items, ranging from ***Super-Sound Sleep 290*** (a 29-cm night-use sanitary napkin) to ***Super-Sound Sleep 400*** (a 40-cm night-use sanitary napkin), allowing consumers to choose the night-time napkin that best suits them.

To accelerate the growth and enhance the profitability of the feminine care business in the domestic market as a top manufacturer, Unicharm obtained the ***Center-In*** brand sanitary products business from the Shiseido group and Marusan Industry Co., Ltd. and started manufacturing and marketing the "***Center-In***" brand in June 2006. The Company further increased sales and profits by enhancing sales of the "***Center-In***" brand, whose image conjures a distinctive feeling among consumers who attach importance to good taste and design.

In addition to making further innovations in all types of sanitary tampons, Unicharm radically reformed the sanitary tampons information on its Web site in preparation for the high-demand summer season, including the opening of a revamped ***Charm*** Web site. The Company also launched a new television commercial for the first time in ten years to popularize sanitary tampons, by choosing Masami Tanaka, a former swimmer and an Olympic bronze medal winner, to be the commercial face of ***Charm*** sanitary tampons. In September, Unicharm established one of the most sophisticated tampon manufacturing facilities in the world that meets cleanliness requirements appropriate for manufacturing sanitary tampons, which are categorized as a medical item, as well as measuring up to higher sanitary and quality criteria. Unicharm will continue to provide high-quality products and make continuous efforts for educational activities, in an effort to expand the market for sanitary tampons.

Turning to the overseas markets, in a bid to speed up its operations further in East Asia and ASEAN countries, Unicharm strived to accelerate the expansion of the market and increase market penetration of the ***Sofy*** brand by developing proactive sales and marketing initiatives mainly targeting high value-added night-use napkins. The Company also increased sales of panty liners by emphasizing the distinctiveness as a product of ***Sofy Double Fresh***, a double-tiered panty liner. In South Korea, Unicharm expanded the market share rapidly by introducing new high value-added night-use products and correspondingly airing TV commercials proactively, with the help of strong marketing capability of LG Household & Health Care Ltd., its business partner in Korea.

Consequently, net sales in the feminine care business for the consolidated interim fiscal period under review increased ¥1.3 billion to ¥31.2 billion compared with the previous corresponding period.

- **Health Care Business**

Despite the intense competition in this growth market, the Company's health care business in Japan grew faster than the market did. Unicharm, guided by its business philosophy, "Pursue the Joy of Life," focused on development and improvement of its ***Lifree*** brand embracing the slogan: "Bedridden neither in Mind nor Body"

The light incontinence care product market in Japan is growing 20% annually because of a rapidly aging population. The market is projected to grow further owing to the aging baby boomer generation in Japan, or the so-called Year 2007 Problem. Against this backdrop, Unicharm, as a top manufacturer of light incontinence care products, released ***Lifree Sono Shunkan Mo Anshin***, which is suitable for symptoms peculiar to impending incontinence. In September, Unicharm launched ***Charm Nap Kyusui Sara Fit Deodorant Type***, a product with a deodorant function, to enhance the lineup of panty liners that provide light incontinence care for users.

In the severe incontinence care products market, the Company released jumbo-pack products with larger quantity per package from ***Lifree – All Night Relief Pads*** and ***Lifree - All Night Super Relief Pads***. Along with the introduction of these products, the Company carried out various educational activities such as giving out free

samples, airing TV commercials and providing information through distribution of email newsletters. Through the above efforts, Unicharm strived to achieve incontinence care that allows all users and their care-givers to sleep throughout the night without the need to worry about leakage. In addition, to maintain a high growth rate, the Company strived to improve the quality of nursing by in-store installation of the "New Care Navigation System," which enables users to accurately choose products that are optimally suited to the symptoms of people who require nursing care, and by providing information on incontinence care based on its wealth of know-how regarding incontinence care.

From the ***Unicharm Cho-Rittai Mask*** series, a three-dimensional mask made of nonwoven fabric that is popular among customers, the Company launched ***Unicharm Cho-Rittai Mask Virus Guard***. For this product, Unicharm successfully added a feature that firmly prevents viruses from entering by improving the fit around the nose and containing silver ions, which have antibacterial and deodorizing effects, within the fabric. By launching highly functional products amid increasing concerns about influenza and SARS (severe acute respiratory syndrome), and the corresponding needs for preventive measures, Unicharm will strive to increase earnings while expanding the mask market.

In the category of business-use products, Unicharm focused on acquiring new customers by proposing original incontinence care models. In August, the Company released "***Lifree Sawayaka Cotton Pants***" and "***Lifree Sawayaka Liner***" for elderly people in nursing care facilities and hospitals who need light incontinence care. In the "***Iki-Iki Life***" direct-sales business, the Company strived to obtain new customers and boost sales by using the Internet to increase the number of points of contact with customers.

In the overseas markets, Unicharm accelerated the development of the ***Lifree*** brand in Taiwan and Thailand and achieved steady growth in those countries. In addition, the Company successfully increased sales of pants-type paper diapers in other regions, mainly in Europe.

- **Clean & Fresh Business**

In the clean & fresh business, in which Unicharm strives to provide household cleanliness, relief and freshness to its customers via products developed with its core technologies in non-woven fabric and absorbent materials, the Company enhanced sales by focusing on the ***Wave*** sheet cleaner, aimed at introducing new cleaning practices in an effort to expand the market. For example, the Company rolled out campaigns targeting consumers such as a project for marketing "***Wave Handy Wiper Replaceable Sheet in Two Packs***" with an original case and "Present from ***Wave*** - Vacation in Hawaii," in an effort to boost sales. In September, the Company renewed "***Wave Handy Wiper***" by enhancing the function of wiping away house dust in tight spaces and further improved customer satisfaction with the product.

Prior to the spring excursion season, Unicharm released ***Silcot Wet Tissues Handy Wet Antibacterial*** from the ***Silcot Wet Tissues*** brand, which can be used even by children to eliminate bacteria in a safe yet gentle manner.

In the overseas markets, the consolidated interim fiscal period under review saw brisk sales of Swiffer Dusters, which is marketed by Procter & Gamble Co. in North America and Europe, using the sheet technology of the ***Wave*** sheet cleaner supplied by Unicharm, and this helped to boost the Company's royalty revenues.

2) Pet Care Business

(Millions of yen)

	Previous Interim Fiscal Period	Interim Fiscal Period under Review	Amount of Increase/ Decrease	Percentage of Increase/ Decrease (%)
Net Sales (Note 3)	14,284	15,940	1,655	11.6
Operating Income	1,675	1,774	98	5.9

(Note 3) Net Sales represent those to external customers.

Sales in the pet care segment during the consolidated interim fiscal period under review increased 11.6% YOY to reach ¥15.9 billion and operating income was ¥1.7 billion (up 5.9% YOY).

In the pet food category, the Company reinforced its lineup to promote sales with the focus on products in the differentiated category by introducing ***Neko Genki Gin no Spoon Sea Gourmet***, which has an improved taste, from the gourmet cat food ***Neko Genki Gin no Spoon*** series.

In the pet toiletries category, Unicharm has sought to more effectively market an improved lineup of products that cater to the ever increasing needs of indoor pet-keeping. For example, the Company released ***Deo Sheet Semi Wide*** from the ***Deo Sheet*** series, a product for disposing of dog excrement, and ***Odorless Cat Litter***, a product exclusively for deodorizing cat waste.

3) Other Businesses (Millions of yen)

	Previous Interim Fiscal Period	Interim Fiscal Period under Review	Amount of Increase/ Decrease	Percentage of Increase/ Decrease (%)
Net Sales (Note 4)	5,393	5,285	(107)	(2.0)
Operating Income	507	535	28	5.6

(Note 4) Net Sales represent those to external customers.

Sales in other business segments for the interim fiscal period under review amounted to ¥5.2 billion, down 2.0% YOY, and operating income amounted to ¥500 million.

In the food-wrapping materials business, catering to supermarkets and other food-related outlets, the Company focused on expanding sales of a tray mat ***Fresh Master*** and professional-quality ***Wave*** by utilizing the Company's technologies in nonwoven fabric and absorbent materials.

2. Outlook for Fiscal 2006

(Millions of yen)

	Outlook for Fiscal 2006	Fiscal 2005	Amount of Increase/ Decrease	Percentage of Increase/Decrease (%)
Net Sales	295,000	270,380	24,619	9.1
Operating Income	30,500	28,531	1,968	6.9
Ordinary Income	30,000	28,781	1,218	4.2
Net Income	16,000	15,287	712	4.7
Net Income per Share (Yen)	248.34	229.34	19.00	8.3

Both corporate business results and consumer spending in Japan remained steady, but the Company is expected to continue to face a challenging business environment such as a further rise in material costs. In Asia, competition among global brands is also expected to intensify with accelerated market expansion.

Under these conditions, based on the basic policies prescribed in its Sixth medium-term SAPS 48-Month Management Plan, Unicharm will strive to always and precisely identify customer needs, reinvigorate mature markets and aggressively penetrate growth markets through marketing initiatives, product development and upgrading of technological capabilities that will help create high brand value and new markets. The Company also seeks to enhance its earnings capability by implementing a fundamental reform of its cost structure through reduction of the overall supply chain-related costs and streamlining of business expenses while absorbing the impacts of higher raw material costs.

In the baby and child care business in Japan, Unicharm will launch ***Moony Man Sarara Magic*** and ***Moony Sarara Magic***, which are products with enhanced function of absorbing urine instantly as if it has just disappeared, to satisfy users' skincare needs while giving consideration to both skin conditions and the body movements of babies. The Company will also roll out proactive sales promotion activities for ***Mamy Poko Pants***, which was renewed this summer, in preparation for the high-demand year-end season.

In the feminine care business, Unicharm will reinforce sales and push further into premium products, with a focus on highly functional night-use napkins, including the ***Super-Sound Guard Series***, for which we launched ***Sofy Super-Sound Sleep Guard 360*** this autumn. In the panty-liner segment, Unicharm will endeavor to revitalize the market for panty-liners in both the standard-type and stylish segment, with ***Fuwagokochi***, that includes ***Sofy Fuwagokochi Catechin Deodorant*** and ***Sofy Fuwagokochi, Hada Yasa Slim*** in its product lineup, as a core brand. As for the ***Center-In*** brand, the Company will focus its marketing efforts on ***Fuwafuwa Touch*** and ***Fit Slim***, in an effort to make a stronger appeal to fashion-conscious consumers.

In the healthcare segment, the Company will respond to the diversified needs of consumers meticulously by

further improving product capability and expanding the lineup of the ***Lifree*** brand based on our own concept of continence care, and further enhance educational activities for the continence rehabilitation care system, in an effort to expand business faster than the market growth rate. In the fast-growing light incontinence care product market, Unicharm will launch a deodorant-type of ***Charm Nap Kyusui Sara Fit Panty-Liner***, a product that absorbs both vaginal discharge and urine leakage, to eliminate discontent among consumers about odor and create new demand. From the ***Unicharm Cho-Rittai Mask*** series, which has become popular among consumers for its highly moisturizing and excellent antiviral effect, the Company will introduce ***Super Cho-Rittai Mask for Hay Fever***, a highly functional product to protect users from the allergens that cause hay fever; and ***Cho-Rittai Mask for Guarding against Viruses***, a product that blocks viruses from entering the wearer's body and prevents colds, thus striving to enhance sales and profit while facilitating the expansion of the mask market by enriching the product lineup in the growth market.

In the clean & fresh segment, Unicharm will reinforce the function of ***Wave Handy Wiper*** from ***Wave*** brand, a series of disposable cleaners aimed at introducing new cleaning practices. In addition, the Company will develop proactive sales promotion initiatives such as projects to promote trial and repeat purchases, in preparation for the peak demand season for cleaning goods at year-end, and the spring season when demand for anti-pollen products is high.

In the pet care business, the Company expects that the number of households that want to keep pets will increase. Against the backdrop of the social phenomenon of a declining birthrate and an aging society, as well as a growing tendency for people to get married later, which has deepened people's quest for comfort and enjoyment in life, the concept of a pet is changing such that it is no longer just a member of the family but also a communication partner.

Under such circumstances, Unicharm will promote the development of products that meet the needs of consumers and facilitate sales and market expansion of products in the following categories: ***Neko Genki Gin no Spoon (Cans)***, ***Aiken Genki Gin no Sara for Seven Years and Over***, ***Aiken Genki Soft and Dry***, ***Aiken Genki Oishii Oyatsu Hano Kenko Bar*** (tasty snack to protect dental health), ***Aiken Genki Oishii Oyatsu Iki Sawayaka Bone*** (tasty snack to reduce mouth odor), ***One-Week Deodorant and Disinfectant Toilet Scatterless Deodorant Sand with Green Tea Ingredient*** and ***Deo Sand with Enhanced Deodorant Function***.

On the overseas market front, Unicharm will accelerate the expansion of the feminine care business by enhancing the night-use napkin segment, primarily for the ***Sofy*** brand, in China and ASEAN countries. In the baby and child care business, the Company will drive market expansion and brand penetration by proactively marketing its ***Mamy Poko*** brand. In the health care segment, it will seek to build a third pillar for its overseas business by actively marketing its ***Lifree*** brand diapers for adults in Taiwan and Thailand. In the Middle East and North Africa, Unicharm will aim at improving its market position through proactive marketing of paper baby diapers.

In light of the abovementioned endeavors, Unicharm expects to report record consolidated sales of ¥295 billion (up 9.1% YOY), operating income of ¥30.5 billion (up 6.9% YOY), ordinary income of ¥30 billion (up 4.2% YOY) and net income of ¥16 billion (up 4.7% YOY). Consequently, net income per share is expected to be ¥248.34, a YOY increase of ¥19.00.

Unicharm plans to pay a full-year dividend of ¥44 per share in the fiscal year under review including the interim dividend of ¥22 per share, ¥12 more per share than that distributed in the previous fiscal year.

II Financial Condition

1. Overview for Interim Fiscal Period under Review

(Millions of yen)

	Previous Fiscal Year	Interim Fiscal Period under Review	Increase/ Decrease
Total Assets	250,355	250,735	380
Net Assets	151,182	165,230	14,048
Shareholder's Equity Ratio	60.4	60.1	(0.3)

(Millions of yen)

	Previous Interim Fiscal Period	Interim Fiscal Period under Review	Increase/ Decrease
Cash Flows from Operating Activities	18,780	8,741	(10,039)
Cash Flows from Investing Activities	(6,857)	(7,651)	(793)
Cash Flows from Financing Activities	(4,948)	(9,258)	(4,310)
Balance of Cash and Cash Equivalents as of the End of the period	63,849	59,593	(4,256)

Total assets for the interim fiscal period under review amounted to ¥250.7 billion, the combined result of a decrease of ¥8.1 billion in cash and deposits from the previous year end, an increase of ¥6 billion from acquisition of treasury stocks and an increase of ¥3.3 billion from acquisition of tangible fixed assets. Net assets increased by ¥14 billion (including minority interests of ¥14.5 billion effective from the interim fiscal period under review) to ¥165.2 billion. As a result, the ratio of shareholders' equity to total assets decreased to 60.1% at the end of the interim fiscal period under review from 60.4% at the end of the previous fiscal year.

Cash flows from operating activities during the interim fiscal period under review amounted to ¥8.7 billion, mainly as a result of ¥13 billion in net income before income taxes and other adjustments, ¥6.3 billion in depreciation expenses and ¥7.9 billion used to pay corporate income tax and other charges.

Cash flows from investing activities decreased ¥7.6 billion. This was primarily due to expenditures of ¥7.9 billion in capital expenditures because of an expansion of overseas business operations, facilities for new products in the main domestic businesses and acquisition of tangible fixed assets for refurbishment of facilities following product renewal.

Cash flows from financing activities decreased ¥9.2 billion, primarily because of expenditure on acquisition of treasury stocks of ¥6 billion and dividends paid of ¥1.7 billion.

As a result, the outstanding balance of cash and cash equivalents at the end of the interim fiscal period under review amounted to ¥59.5 billion, down ¥8 billion from that of the previous year end.

2. Prospect for Fiscal 2006

With respect to cash flows from operating activities, the Company expects to see an increase in income before tax and other adjustments primarily as a result of increased sales.

As to cash flows from investing activities, the Company plans to continue investing actively in capital expenditures including equipment additions to support its business expansion abroad, equipment introductions to boost new products in its core businesses, and equipment renovations to support product improvements.

Consequently, the Company expects to see the outstanding balance of cash and cash equivalents as of the end of this fiscal year-end increase YOY, and will continue to make every effort to strengthen its financial structure.

3. Trend of Cash flow-Related Benchmarks

	Fiscal Year ended March 31, 2003	Fiscal Year ended March 31, 2004	Fiscal Year ended March 31, 2005	Fiscal Year ended March 31, 2006	Interim Fiscal Period ended Sept. 30, 2006
Equity Ratio (%)	60.2	59.2	63.9	60.4	60.1
Equity Ratio based on fair value (%)	167.3	158.4	148.5	150.9	168.6
Number of years for debt redemption (years)	0.3	0.2	0.2	0.2	-
Interest coverage ratio	74.5	124.2	77.2	73.2	36.7

(Notes)

Equity ratio:	Shareholders' equity / total assets
Equity ratio based on market value:	Total market capitalization
Number of years for redemption:	Interest-bearing debt / operating cash flows (Not reported for the interim period)
Interest coverage ratio:	Operating cash flows / interest payments

*1. Each benchmark is computed on the basis of consolidated financial figures.

2. Total market capitalization is computed by multiplying the closing stock quotation as of the end of the fiscal year or period with the number of shares issued and outstanding (excluding treasury stocks) as of the end of the corresponding fiscal years or periods.

3. "Operating cash flows" mean cash flows from operating activities as provided in the statement of consolidated cash flows. "Interest-bearing debt" includes all of the debt reported on the consolidated balance sheets as of the end of the fiscal years or periods on which interest is paid by the Company. "Interest payments" mean the amount of interest payment as provided in the statement of consolidated cash flows.

III Business risks

Operating results of the Company and its group companies (hereinafter called the "Company" in this section) may be significantly affected by various factors that may occur in the future. The following are the main risk factors for the Company's business activities. Also, matters related to the future in this context represent the Company's judgments as of the interim term-end.

1. Sales environment with intense competition

The Company's main products are continually in intense competition with others in domestic and overseas markets in terms of both prices and product lines. Since the Company's main products are characterized as consumer products, they are always subject to intense price competition. Also, peers are incessantly releasing new products.

This sales climate will be significantly affected not only by the Company's marketing efforts but also by competitors' reactions. The Company considers that its products will continuously be subject to intense competition in the markets, and such competition will further intensify in the future. These factors may affect the Company's operating results.

2. Change in Japan's population structure

In Japan, the number of children is decreasing, the population continues to age, and the percentage of infants and women of menstruating age are decreasing. Accordingly, domestic demand for baby care products and sanitary goods, the Company's core business, may decrease, and these factors may affect the Company's operating results.

3. Overseas business risks

At present, the Company manufactures products in Japan, Thailand, Indonesia, Taiwan, Korea, China, the Netherlands and Saudi Arabia. But, overseas business activities involve risks such as changes in prices of raw materials and demand due to the change in foreign exchange rates, regulatory changes announced by foreign governments, and economic and environmental changes. Also, socially and economically unstable situations may arise in foreign countries. These factors may affect the Company's operating results.

4. Price risks for raw materials

As a manufacturer, the Company faces raw material price risks. At present, the Company purchases raw materials from many outside suppliers. The procurement costs of materials made of petroleum products such as nonwoven fabrics and high-molecule polymer are affected by fluctuations in the price of crude oil. The Company purchases raw materials like paper pulp from foreign suppliers, and such purchases are ordinarily based in dollars. The Company is making efforts to minimize foreign exchange risks by netting and foreign currency hedging, but raw material costs may increase due to fluctuating foreign exchange rates and market prices, and these factors may affect the Company's operating results.

5. Assessment of product reliability in the markets

As a manufacturer and distributor of consumer products, assessment on product quality and safety and raw materials is extremely important. Particularly, complaints or claims related to product reliability or safety may lead to rapid decreases in product sales and negatively affect the Company's performance. Since its inception, the Company has never been subjected to material claims such as for very large amounts of compensation for damages, but it cannot assume that such claims will never be made in the future. The occurrence of such an incident may affect the Company's operating results.

6. Protection of intellectual property rights such as patents and trademarks

The Company's intellectual property rights may be infringed in certain ways, and thus the Company may incur tremendous damage. On the other hand, the Company may unknowingly infringe on third party intellectual property rights of a third party. The occurrence of such an incident may affect the Company's operating results.

7. Environmental issue

As a manufacturer, the Company is required to satisfy domestic and foreign environmental standards including those for the handling and treatment of air pollutants, discharge of CO_2 and waste water or solid waste.

The Company considers that the current laws and regulations will not have negative effects on its performance and financial conditions, but future legal regulations may affect the Company's operating results.

8. Merger, alliance, business integration and divestment etc.

The Company is always striving to pursue the maximum corporate while giving consideration to optimally effective management of its corporate resources. In the course of such efforts, the Company will not eliminate the opportunities for business merger, capital contribution, alliance with other companies, business integration and disposal, business rationalization, divestiture, etc. in our future corporate activities. Such actions are liable to affect the Company's operating results and business structure in the future.

9. Unauthorized information disclosure

The Company keeps much information including personal data obtained based on agreements or confidentiality contracts made with customers and suppliers, as well as internally created information. The Company has set its information security policy, established requirements for behavioral guidelines, rules and information environments necessary to realize the information security environment, and strive to educate and communicate such requirements to all regular employees and directors. But if unauthorized information leakage should occur in any manner, the Company may become legally responsible for information management, and lose credibility. Such disclosure may affect the Company's performance.

4. Consolidated Financial Statements, etc.

(1) Interim Consolidated Balance Sheet

(Millions of yen)

Item \ Period	End of Previous Interim Consolidated Fiscal Period (as of September 30, 2005)		End of Interim Consolidated Fiscal Period under Review (as of September 30, 2006)		Condensed Consolidated Balance Sheet for Previous Consolidated Fiscal Year (as of March 31, 2006)	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Assets		%		%		%
I Current assets	117,530	52.2	132,086	52.7	134,983	53.9
Cash and deposits	63,864		59,613		67,812	
Notes and accounts receivable	28,155		34,085		33,160	
Marketable securities	8,052		12,749		12,743	
Inventories	12,896		20,057		16,176	
Other current assets	4,674		5,651		5,158	
Allowance for bad debts	(113)		(70)		(68)	
II Fixed assets	107,615	47.8	118,648	47.3	115,371	46.1
1. Tangible fixed assets	72,648	32.3	80,502	32.1	77,110	30.8
Buildings and other structures	22,085		24,631		23,032	
Machinery, equipment and vehicles	37,589		40,766		39,052	
Land	10,048		10,235		10,143	
Construction in progress	1,560		3,420		3,424	
Other tangible fixed assets	1,365		1,448		1,458	
2. Intangible fixed assets	2,104	0.9	4,274	1.7	4,265	1.7
Goodwill	-		2,929		-	
Consolidation adjustment accounts	-		-		2,677	
Other intangible fixed assets	2,104		1,345		1,588	
3. Investments and other assets	32,863	14.6	33,871	13.5	33,994	13.6
Investment securities	28,726		28,284		29,599	
Other investments	4,999		5,782		4,965	
Allowance for bad debts	(862)		(195)		(571)	
Total Asset	225,146	100.0	250,735	100.0	250,355	100.0

(Millions of yen)

Item \ Period	End of Previous Interim Consolidated Fiscal Period (as of September 30, 2005)		End of Interim Consolidated Fiscal Period under Review (as of September 30, 2006)		Condensed Consolidated Balance Sheet for Previous Consolidated Fiscal Year (as of March 31, 2006)	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Liabilities		%		%		%
I Current liabilities	63,004	28.0	72,767	29.0	72,645	29.0
Notes and accounts payable	25,092		31,215		29,547	
Short-term bank loans	8,131		7,519		8,676	
Accrued expenses	17,627		21,909		20,876	
Accrued corporate income tax	5,282		3,614		6,723	
Reserve for bonus payment	3,149		3,246		3,038	
Reserve for directors' bonus payment	-		98		-	
Other current liabilities	3,722		5,163		3,782	
II Long-term liabilities	9,963	4.4	12,737	5.1	12,223	4.9
Long-term debt	223		626		677	
Provision for severance benefits	5,002		5,876		5,740	
Provision for Directors' severance bonus	1,100		1,166		1,135	
Other long-term liabilities	3,635		5,069		4,669	
Total liabilities	72,967	32.4	85,505	34.1	84,868	33.9
Minority interests	10,214	4.5	-	-	14,304	5.7

Item \ Period	End of Interim Consolidated Fiscal Period under Review (as of September 30, 2005)		End of Previous Interim Consolidated Fiscal Period (as of September 30, 2006)		Condensed Consolidated Balance Sheet for Previous Consolidated Fiscal Year (as of March 31, 2006)	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Shareholders' equity		%		%		%
I Common stock	15,992	7.1	-	-	15,992	6.4
II Additional paid-in capital	18,590	8.3	-	-	18,590	7.4
III Retained earnings	121,596	54.0	-	-	128,106	51.2
IV Land revaluation difference	(309)	(0.1)	-	-	(330)	(0.1)
V Unrealized gains on available-for-sale securities	5,313	2.3	-	-	6,289	2.5
VI Foreign currency translation adjustment	(2,119)	(0.9)	-	-	(362)	(0.2)
VII Treasury stocks	(17,099)	(7.6)	-	-	(17,105)	(6.8)
Total shareholders' equity	141,964	63.1	-	-	151,182	60.4
Total liabilities, minority interests and shareholders' equity	225,146	100.0	-	-	250,355	100.0
Net Assets						
I Shareholders' equity			144,934	57.8		
1. Common stocks			15,992			
2. Additional paid-in capital			18,590			
3. Retained earnings			133,459			
4. Treasury stocks			(23,108)			
II Valuation and translation adjustments, etc.			5,759	2.3		
1. Unrealized gains on available-for-sale securities			6,107			
2. Gains (losses) on deferred hedges			11			
3. Land revaluation difference			(330)			
4. Foreign currency translation adjustment			(29)			
III Minority interests			14,536	5.8		
Total net assets			165,230	65.9		
Total liabilities and net assets			250,735	100.0		

(2) Interim Consolidated Statement of Income

(Millions of yen)

Item \ Period	Previous Interim Consolidated Fiscal Period (April 1-September 30, 2005)		Interim Consolidated Fiscal Period under Review (April 1-September 30, 2006)		Condensed Consolidated Statement of Income for Previous Consolidated Fiscal Year (April 1, 2005-March 31, 2006)	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
		%		%		%
I Net sales	129,090	100.0	143,397	100.0	270,380	100.0
II Cost of sales	72,974	56.5	82,149	57.3	153,264	56.7
Gross profit	56,116	43.5	61,247	42.7	117,116	43.3
III Selling, general and administrative expenses	42,548	33.0	47,826	33.3	88,584	32.7
Operating income	13,567	10.5	13,421	9.4	28,531	10.6
IV Non-operating income	947	0.8	835	0.6	1,746	0.6
Interest received	184		282		358	
Dividend received	94		149		135	
Foreign currency gain or loss	244		68		517	
Other non-operating income	423		335		734	
V Non-operating expenses	458	0.4	938	0.7	1,496	0.6
Interest paid	123		206		304	
Sales discount	253		617		1,021	
Other non-operating expenses	81		114		169	
Ordinary income	14,056	10.9	13,318	9.3	28,781	10.6
VI Extraordinary profit	906	0.7	6	0.0	1,504	0.6
Gains on sales of fixed assets	22		1		25	
Gains on sales of investment securities	849		0		1,083	
Other extraordinary profit	34		4		395	
VII Extraordinary loss	498	0.4	310	0.2	1,719	0.6
Losses on disposal of fixed assets	282		293		935	
Sales promotion expense for the past fiscal year	164		-		164	
Loss arising from equity method movement of consolidated affiliates	51		14		54	
Other extraordinary loss	0		2		565	
Income before taxes and other adjustments	14,464	11.2	13,014	9.1	28,566	10.6
Corporate income tax, inhabitant tax and business tax	5,557	4.3	4,924	3.5	11,013	4.1
Adjustments on corporate income tax, etc.	260	0.2	636	0.4	451	0.1
Minority interests in net income	893	0.7	905	0.6	1,813	0.7
Net income	7,751	6.0	6,548	4.6	15,287	5.7

(3) Interim Consolidated Statement of Retained Earnings

(Millions of yen)

Item \ Period	Previous Interim Consolidated Fiscal Period (April 1-September 30, 2005)	Condensed Consolidated Statement of Retained Earnings for Previous Consolidated Fiscal Year (from April 1, 2005-March 31, 2006)
	Amount	Amount
Capital surplus		
I Capital surplus at beginning of period	18,590	18,590
II Capital surplus at end of period	18,590	18,590
Retained earnings		
I Retained earnings at beginning of period	114,411	114,411
II Retained earnings increases	8,290	15,847
Net income	7,751	15,287
Increase in retained earnings for change in fiscal period of consolidated subsidiaries	539	539
Reversal of land revaluation difference	-	20
III Retained earnings decreases	1,106	2,152
Dividend	997	2,043
Directors' bonus	109	109
IV Retained earnings at end of period	121,596	128,106

(4) Interim Consolidated Statement of Changes in Shareholders' Equity

Interim Consolidated Fiscal Period under Review (April 1 - September 30, 2006) (Millions of yen)

	Shareholders' equity				
	Common stocks	Additional paid-in capital	Retained earnings	Treasury stocks	Total shareholders' equity
Balance as of March 31, 2006	15,992	18,590	128,106	(17,105)	145,585
Changes during the interim consolidated fiscal period					
Payment of dividends			(1,045)		(1,045)
Directors' bonus			(149)		(149)
Net income			6,548		6,548
Acquisition of treasury stocks				(6,003)	(6,003)
Changes (net amount) of items other than shareholders' equity during the period					
Total changes during the period	-	-	5,352	(6,003)	(650)
Balance as of September 30, 2006	15,992	18,590	133,459	(23,108)	144,934

	Valuation and translation adjustments, etc.					Minority interests	Total net assets
	Net unrealized gains on available-for-sale securities	Gains (losses) on deferred hedges	Land revaluation difference	Foreign exchange translation adjustment	Total valuation and translation adjustments		
Balance as of March 31, 2006	6,289	-	(330)	(362)	5,596	14,304	165,486
Changes during the interim consolidated fiscal period							
Payment of dividends							(1,045)
Directors' bonus							(149)
Net income							6,548
Acquisition of treasury stocks							(6,003)
Changes (net amount) of items other than shareholders' equity during the period	(182)	11	-	333	162	232	394
Total changes during the period	(182)	11	-	333	162	232	(255)
Balance as of September 30, 2006	6,107	11	(330)	(29)	5,759	14,536	165,230

(5) Interim Consolidated Statement of Cash Flows

(Millions of yen)

Item / Period	Previous Interim Consolidated Fiscal Period (April 1-September 30, 2005)	Interim Consolidated Fiscal Period under Review (April 1-September 30, 2006)	Condensed Consolidated Statement of Cash Flows for Previous Consolidated Fiscal Year (from April 1, 2005 - March 31, 2006)
	Amount	Amount	Amount
I Cash flows from operating activities			
Income before tax and other adjustments	14,464	13,014	28,566
Depreciation expense	6,164	6,339	13,062
Increase (decrease) in allowance for bad debts	(116)	(373)	(453)
Increase (decrease) in reserve for employee severance benefits	157	(90)	895
Increase (decrease) in reserve for directors' severance bonus	(77)	30	(42)
Receipt of interest and dividend	(279)	(431)	(494)
Payment of interest	123	206	304
Gain on sales of investment securities	(849)	0	(853)
Loss on disposal of fixed assets	282	293	935
Loss on asset impairment	-	-	281
(Increase) decrease in trade receivables	917	(924)	(2,389)
(Increase) decrease in inventories	(719)	(3,637)	(1,820)
Increase (decrease) in trade payables	1,122	1,071	3,442
Increase (decrease) in other current liabilities	(343)	2,075	2,771
Other	807	(1,038)	(565)
Sub-total	21,652	16,533	43,642
Amount of interest and dividend received	279	424	690
Amount of interest paid	(103)	(238)	(251)
Amount of corporate tax, etc. paid	(3,048)	(7,978)	(7,192)
Cash flows from operating activities	18,780	8,741	36,888
II Cash flows from investing activities			
Expenditure on acquisition of marketable securities	(16,455)	(51,275)	(47,558)
Income from sale and redemption of marketable securities	12,753	54,255	40,298
Expenditure on acquisition of tangible fixed assets	(7,830)	(7,917)	(13,296)
Income from sale of tangible fixed assets	553	53	418
Expenditure on acquisition of intangible fixed assets	(144)	(327)	(312)
Expenditure on acquisition of investment securities	(1,752)	(2,008)	(3,857)
Income from sale and redemption of investment securities	2,647	0	4,654
Income from cancellation of insurance reserve fund	2,929	-	2,929
Expenditure on partial sale of stock of affiliates	-	-	490
Income from share acquisition of subsidiaries for change in consolidated scope	455	-	455
Expenditure on share acquisition of subsidiaries for change in consolidated scope	-	(574)	(4,214)
Other	(14)	143	(259)
Cash flows from investing activities	(6,857)	(7,651)	(20,251)
III Cash flows from financing activities			
Net increase (decrease) in short-term bank loans	2,727	(1,381)	1,688
Income from incurrence of long-term debt	20	12	35
Expenditure on repayment of long-term debt	(128)	(134)	(258)
Expenditure on redemption of corporate bonds	(1,000)	-	(1,000)
Income from receipt of payment from minority shareholders	-	-	965
Payment for purchases of shares in subsidiaries from minority shareholders	(132)	-	(132)
Expenditure on acquisition of treasury stocks	(4,975)	(6,003)	(4,980)
Amount of dividend paid	(992)	(1,040)	(2,048)
Amount of dividend paid to minority shareholders	(466)	(711)	(487)
Cash flows from financing activities	(4,948)	(9,258)	(6,217)
IV Currency translation effect on cash and cash equivalents	145	113	499
V Increase (decrease) in cash and cash equivalents	7,118	(8,055)	10,918
VI Amount of cash and cash equivalents outstanding at beginning of period	56,359	67,649	56,359
VII Increase in cash and cash equivalents for change in fiscal period of consolidated subsidiaries	371	-	371
VIII Amount of cash and cash equivalents outstanding at end of period	63,849	59,593	67,649

Matters affecting the Preparation of Interim Consolidated Financial Statements

1. Matters related to the scope of consolidation

   All of the subsidiaries of the Company are consolidated. Number of consolidated subsidiaries: 25

   Names of main subsidiaries: Unicharm Products Co., Ltd.
   Unicharm PetCare Corporation
   LG Unicharm Co., Ltd.
   Uni-Charm Co., Ltd.
   Shanghai Uni-Charm Co., Ltd.
   Uni-Charm (Thailand) Co., Ltd.
   Uni-Charm Consumer Products (China) Co., Ltd.
   Uni. Charm Mölnlycke B.V.

   The following company became a consolidated subsidiary because Unicharm Products Co., Ltd., a consolidated subsidiary of the Company, acquired its shares from the consolidated interim period under review: Mieux Products Co., Ltd.

2. Application of equity method

   Number of affiliates to which equity method was applied: 1

   Name of main affiliate: The Fun Co., Ltd.

3. Matters related to interim fiscal closing dates, etc. of consolidated subsidiaries

   Details, etc. of cases where interim fiscal closing dates differ from the interim fiscal closing date of the Company

   The interim fiscal closing date for nine of our foreign subsidiaries and for one of our domestic subsidiaries is June 30. In preparing the interim consolidated financial statements, interim financial statements as of the said date were used, and necessary adjustments for consolidation purposes were made with respect to any important transactions taking place between the said date and the interim fiscal closing date.

4. Matters related to accounting standard

(1) Standard and method of valuation of important assets

1) Marketable securities (including investment securities)

Held-to-maturity bonds

Amortized cost method (straight-line method)

Other marketable securities

Marketable securities with market value

Stated at market based on market value, etc. as of interim fiscal closing date (Any valuation gain or loss to be reported in a designated component of net assets; cost of sale to be computed by the moving-average method)

Marketable securities without market value

To be stated at cost based on the moving-average method

2) Inventories

Products and merchandise

Stated at cost based on the periodic average method (at whichever is lower: cost or market value based on the periodic average method applicable to some of the consolidated subsidiaries)

Raw materials

Stated at cost based on the moving-average method (at cost based on the periodic average method applicable to some of the consolidated subsidiaries)

Work in process

Stated at cost based on the periodic average method

Supplies

Stated at cost based on the periodic average method

3) Derivative transactions

Stated at market value based on the market price, etc. as of interim fiscal closing date

(2) Method of depreciation of important depreciable assets

1) Tangible fixed assets

Mainly by declining-balance method, but for the Company and subsidiaries in Japan, straight-line method is applicable to buildings (excluding accessory equipment) acquired on or after April 1, 1998

Standard useful years are as follows:

Buildings and other structures: 2-60 years

Machinery, equipment and vehicles: 2-20 years

2) Intangible fixed assets

By straight-line method

Internally estimated useful life (5 years) for software (for internal use) is used

(3) Appropriation standard applicable to important provisions

1) Allowance for bad debts

In order to provide for losses from bad debts, the Company and subsidiaries in Japan appropriate estimated amounts based on actual bad debts with respect to their general claims and estimated non-recoverable amounts based on individual examinations of recoverability with respect to their specified claims including doubtful receivables.

The overseas consolidated subsidiaries appropriate estimated unrecoverable amounts mainly with respect to their specified claims.

2) Provision for employees' bonus

In order to provide for payment of employees' bonus, of the amount payable for the next bonus payment, the amount corresponding to the interim fiscal period under review is appropriated.

3) Provision for employees' severance benefits

For employees' severance benefits, of the estimated amount of pension obligations and annuity assets as of the end of the interim fiscal period under review, the amount that is assumed to have accrued as of the end of the interim fiscal period under review is appropriated

The past-work liability is expensed on the pro-rata fixed installment basis over a certain specific number of years (5 years) within the length of the remaining period of service of the employees at the time of accrual of the said difference.

Any arithmetic difference is expensed on the pro-rata fixed installment basis over a certain specific number of years (10 years) within the length of the remaining period of service of the employees at the time of accrual of such a difference.

4) Provision for directors' severance bonus

In order to provide for payment of directors' severance bonus, the Company and some of its consolidated subsidiaries appropriate the necessary amount for payment as of the end of the interim fiscal period under review in accordance with the Rules on Directors' Severance Bonus.

5) Provision for directors' bonuses

To provide for payment of directors' bonuses, the Company appropriates the amount that is assumed to have accrued as of the end of the interim fiscal period under review, based on the estimated amount of payment as of the end of the fiscal year under review.

(4) Criteria for translation of important foreign currency-denominated assets and liabilities into Japanese Yen

Foreign currency-denominated claims and debts are translated into Japanese Yen at the spot foreign exchange rate prevailing on the interim fiscal closing date, and any conversion differences are treated as gain or loss. The assets and liabilities of overseas subsidiaries, etc. are translated into Japanese Yen at the spot foreign exchange rate prevailing on the interim fiscal closing date; their earnings and expenses are translated into Japanese Yen at an average foreign exchange rate for the relevant period, and the translation difference is included in the accounts of minority interests and foreign exchange translation adjustments within shareholders' equity.

(5) Method of treating important lease transactions

The accounting treatment similar to the method applied to conventional leases is applied to financial leases other than those where the ownership of the leased properties is deemed to transfer to the lessees.

(6) Important method of hedge accounting

1) Method of hedge accounting

Deferred hedging is used. Designation of hedges is applied to foreign currency-denominated claims and debts carrying exchange contracts, etc.

2) Method and subject of hedging

Method of hedging	Exchange contracts
Subject of hedging	Scheduled foreign currency-denominated transactions

3) Hedging policy

For exchange contract transaction, foreign exchange fluctuation risks are hedged in accordance with "Risk Management Policy on Derivative Transactions," an in-house hedging regulation of the Company.

4) Method of assessing effectiveness of hedging

Judgment as to the effectiveness of hedging is omitted as it is assumed that the principal amount of the hedge method and the important terms concerning hedge subjects are identical and foreign exchange or cash flow fluctuations will be fully offset at the time of commencement of hedging and continuously thereafter.

(7) Other important matters for preparation of interim consolidated financial statements

Accounting treatment of Consumption Tax, etc.

For accounting purposes, amounts on the consolidated financial statements are reported net of Consumption Tax and Local Consumption Tax.

5. Scope of funds in the interim consolidated statement of cash flows

The funds consist of cash on hand, demand deposits and highly liquid short-term investments that are with maturities of three months or less, readily convertible into cash, and carry extremely low price-fluctuation risks.

Changes in Matters Affecting the Preparation of Interim Consolidated Financial Statements

(Accounting Standard for Directors' Bonus)
Effective from the interim fiscal period under review, the Company and its domestic subsidiaries adopted "Accounting Standard for Directors' Bonus" (ASBJ Statement No. 4 issued on November 29, 2005). As a result, operating income, ordinary income and income before taxes and other adjustments decreased by ¥98 million each in comparison with the amount calculated in accordance with the conventional method.
The effect of this change on the segment information is stated in the relevant section.

(Accounting standards for the presentation of net assets in the balance sheet)
Effective from the interim fiscal period under review, the Company adopted "Accounting Standard for Presentation of Net Assets in the Balance Sheet" (ASBJ Statement No. 5 issued on December 9, 2005 and ASBJ Guidance No. 8 issued on December 9, 2005.)
The amount of what was previously presented as "Shareholders' Equity" was ¥150,682 million.
Because of the amendment of the Interim Financial Statements Regulations, the Company prepared the presentation of net assets in the balance sheet as of September 30, 2006, based on the amended Interim Financial Statements Regulations.

Changes in the method of presentation

(Interim consolidated balance sheet)
Effective from the interim fiscal period under review, consolidation adjustment account and business right are presented as "Goodwill," based on the amended Interim Financial Statements Regulations. During the previous interim fiscal period, business rights of ¥349 million were posted as an intangible fixed asset in the interim consolidated balance sheet.

Notes

(Interim Consolidated Balance Sheet)

(Millions of yen)

	End of the Previous Interim Consolidated Fiscal Period	End of the Interim Consolidated Fiscal Period under Review	End of the Previous Consolidated Fiscal Year
1. Accumulated depreciation on tangible fixed assets	105,164	118,730	111,463

	End of the Previous Interim Consolidated Fiscal Period	End of the Interim Consolidated Fiscal Period under Review	End of the Previous Consolidated Fiscal Year
2. Pledged assets The following assets are put up as pledged assets: Investment securities (deposited as security to the real estate business)	9	-	-

	End of the Previous Interim Consolidated Fiscal Period	End of the Interim Consolidated Fiscal Period under Review	End of the Previous Consolidated Fiscal Year
3. Guarantee obligations of companies other than consolidated subsidiaries for borrowings from financial institutions Clean Plaza Co-op	194	224	194

4. Settlement of bills maturing on the last day of the consolidated interim fiscal period

The last day of the interim fiscal period under review fell on a bank holiday, but the Company handled bills as if they had been settled on the date of maturity. The following bills matured on the last day of the interim fiscal period were excluded from the balance as of the last day of the interim fiscal period:

	End of the Interim Consolidated Fiscal Period under Review
Notes receivable	140
Notes payable	230

(Millions of yen)

(Interim Consolidated Statement of Income)

	End of the Previous Interim Consolidated Fiscal Period	End of the Interim Consolidated Fiscal Period under Review	Previous Consolidated Fiscal Year
1. Breakdown of main items in selling, general and administrative expenses			
Sales-related transportation expense	7,412	8,260	15,214
Sales promotion expense	12,876	14,807	27,688
Advertising expense	4,540	5,254	9,002
Employees' salaries and bonus	3,992	4,669	9,775
Amount newly positioned as provision for employees' bonus	1,525	1,438	1,421
Amount newly positioned as provision for severance benefits	450	411	950
Amount newly positioned as provision for directors' severance benefits	21	34	47
Amount newly positioned as provision for director's bonuses	-	98	-
Depreciation expense	711	706	1,444

	End of the Previous Interim Consolidated Fiscal Period	End of the Interim Consolidated Fiscal Period under Review	Previous Consolidated Fiscal Year
2. Breakdown of gains on sales of fixed assets			
Land	18	-	23
Other	3	1	2

	End of the Previous Interim Consolidated Fiscal Period	End of the Interim Consolidated Fiscal Period under Review	Previous Consolidated Fiscal Year
3. Breakdown of loss on disposal of fixed assets			
Loss on retirement of fixed assets			
Buildings and other structures	0	5	118
Machinery, equipment and vehicles	215	278	626
Removal cost	18	4	98
Others	31	4	71
Loss on sale of fixed assets			
Property, plant and equipment	15	0	16
Others	-	-	3

(Interim Consolidated Statement of Cash Flows)

(Millions of yen)

	End of the Previous Interim Consolidated Fiscal Period	End of the Interim Consolidated Fiscal Period under Review	Previous Consolidated Fiscal Year

Relationship between the amount of cash and cash equivalents outstanding as of the end of the interim period and the amount of items listed on the consolidated balance sheet:

	End of the Previous Interim Consolidated Fiscal Period	End of the Interim Consolidated Fiscal Period under Review	Previous Consolidated Fiscal Year
Cash and deposits	63,864	59,613	67,812
Marketable securities	8,052	12,749	12,743
Total	71,916	72,363	80,556
Term deposits with terms exceeding three months	14	19	163
Beneficiary certificates of securities investment trust	8,052	12,749	12,743
Cash and cash equivalents	63,849	59,593	67,649

(Items related to the Consolidated Interim Statements of Shareholders' Equity)
End of the Interim Consolidated Fiscal Period under Review

1. Items related to outstanding shares

Type of shares	Balance at the End of the Previous Consolidated Fiscal Year (Shares)	Increase (Shares)	Decrease (Shares)	Balance at the End of the Interim Consolidated Fiscal Period under Review (Shares)
Common stocks	68,981,591	-	-	68,981,591

2. Items related to treasury stocks

Type of shares	Balance at the End of the Previous Consolidated Fiscal Year (Shares)	Increase (Shares)	Decrease (Shares)	Balance at the End of the Interim Consolidated Fiscal Period under Review (Shares)
Common stocks	3,611,190	943,503	-	4,554,693

(Outline of reasons for the change)
Main items of the increase are as follows:
1. Increase from acquisition of odd-lot shares: 503 shares
2. Increase from open-market share acquisition: 943,000 shares

3. Items related to dividend
(1) Dividends paid

Resolution	Type of shares	Total amount of dividends (Millions of yen)	Dividend per share (Yen)	Record date	Effective date
Ordinary General Meeting of Shareholders held on June 29, 2006	Common stocks	1,045	16	March 31, 2006	June 29, 2006

(2) Dividends for which record date falls in the consolidated interim period under review but for which effective date comes after the consolidated interim period.

Resolution	Type of shares	Fiscal resource of dividends	Total amount of dividends (Millions of yen)	Dividend per share (Yen)	Record date	Effective date
Board Meeting held on October 27, 2006	Common stocks	Retained earnings	1,417	22	September 30, 2006	December 8, 2006

(Lease Transactions)
No entry here due to detailed disclosure on EDINET

5. Segment Information

(1) Segment Information by Business Type

For Previous Interim Consolidated Fiscal Period (April 1 - September 30, 2005) (Millions of yen)

	Personal care	Pet care	Others	Total	Elimination or Company-wide	Consolidation
1. Sales and Operating Profit/Loss Sales (1)Sales to external customers	109,412	14,284	5,393	129,090	-	129,090
(2)Internal sales or transfers across segments	25	-	2	27	(27)	-
Total	109,437	14,284	5,395	129,117	(27)	129,090
Operating expenses	98,060	12,608	4,888	115,557	(34)	115,522
Operating income	11,377	1,675	507	13,560	7	13,567

For Interim Consolidated Fiscal Period under Review (April 1 - September 30, 2006) (Millions of yen)

	Personal care	Pet care	Others	Total	Elimination or Company-wide	Consolidation
1. Sales and Operating Profit/Loss Sales (1)Sales to external customers	122,171	15,940	5,285	143,397	-	143,397
(2)Internal sales or transfers across segments	29	-	2	31	(31)	-
Total	122,200	15,940	5,287	143,428	(31)	143,397
Operating expenses	111,120	14,165	4,752	130,038	(63)	129,975
Operating income	11,079	1,774	535	13,389	31	13,421

Effective from the interim fiscal period under review, the Company adopted "Accounting Standard for Directors' Bonus" (ASBJ Statement No. 4 issued on November 29, 2005) as stated earlier in "Matters Affecting the Preparation of Consolidated Financial Statements."
As a result, there were the following increases in operating expenses: ¥70 million in the personal care segment, ¥23 million in the pet care segment and ¥4 million in the "others" segment. Operating income in the above segments decreased by the equivalent amounts respectively.

For Previous Consolidated Fiscal Year (April 1, 2005 – March 31, 2006) (Millions of yen)

	Personal care	Pet care	Others	Total	Elimination or Company-wide	Consolidation
1. Sales and Operating Profit/Loss Sales (1)Sales to external customers	228,884	30,361	11,134	270,380	-	270,380
(2)Internal sales or transfers across segments	60	-	4	64	(64)	-
Total	228,944	30,361	11,139	270,444	(64)	270,380
Operating expenses	205,056	26,952	9,991	241,999	(151)	241,848
Operating income	23,887	3,409	1,148	28,444	86	28,531

(Notes) 1. Method of segmenting businesses
Businesses are segmented based on sales volume classification of the Company, taking similarities in product, sales market, etc. into account.
2. Main products by business segment
(1) Personal care: Baby and child care products, feminine care products, health care products
(2) Pet care: Pet foods, pet toiletries
(3) Others: Food-wrapping materials, industrial materials, infant-education business, financing operations, etc.

(2) Segment Information by Region

For Previous Interim Consolidated Fiscal Period (April 1 - September 30, 2005) (Millions of yen)

	Japan	Asia	Other	Total	Elimination or Company-wide	Consolidation
I. Sales and Operating Profit/Loss						
Sales						
(1) Sales to external customers	97,941	19,709	11,439	129,090	-	129,090
(2) Internal sales or transfers across segments	2,019	1,301	-	3,320	(3,320)	-
Total	99,961	21,010	11,439	132,411	(3,320)	129,090
Operating expenses	88,067	19,625	11,164	118,857	(3,335)	115,522
Operating income	11,893	1,385	274	13,553	14	13,567

For Interim Consolidated Fiscal Period under Review (April 1 - September 30, 2006) (Millions of yen)

	Japan	Asia	Other	Total	Elimination or Company-wide	Consolidation
I. Sales and Operating Profit/Loss						
Sales						
(1) Sales to external customers	98,687	26,186	18,522	143,397	-	143,397
(2) Internal sales or transfers across segments	4,920	1,061	-	5,982	(5,982)	-
Total	103,608	27,248	18,522	149,379	(5,982)	143,397
Operating expenses	92,833	25,128	18,060	136,022	(6,047)	129,975
Operating income	10,774	2,119	462	13,356	64	13,421

Effective from the interim fiscal period under review, the Company adopted "Accounting Standard for Directors' Bonus" (ASBJ Statement No. 4 issued on November 29, 2005) as stated earlier in "Matters Affecting the Preparation of Consolidated Financial Statements."

As a result, operating expenses in Japan increased by ¥98 million and operating income in the same region decreased by the equivalent amount.

For Previous Consolidated Fiscal Year (April 1, 2005 – March 31, 2006) (Millions of yen)

	Japan	Asia	Other	Total	Elimination or Company-wide	Consolidation
I. Sales and Operating Profit/Loss						
Sales						
(1) Sales to external customers	201,651	43,201	25,527	270,380	-	270,380
(2) Internal sales or transfers across segments	4,851	2,504	-	7,356	(7,356)	-
Total	206,502	45,706	25,527	277,736	(7,356)	270,380
Operating expenses	181,810	42,578	24,869	249,258	(7,409)	241,848
Operating income	24,692	3,128	657	28,478	53	28,531

(Notes) 1. Classification of country or region is based on geographical proximity.
2. Main countries or areas classified into regions other than Japan:
(1) Asia: Taiwan, China, Korea, Thailand, etc.
(2) Others: The Netherlands, Middle East

(3) Overseas Sales

For Previous Interim Consolidated Fiscal Period (April 1 - September 30, 2005) (Millions of yen)

	Asia	Other	Total
I. Overseas sales	19,775	12,700	32,476
II. Consolidated sales	-	-	129,090
III. Overseas sales as a percentage of consolidated sales (%)	15.3	9.8	25.2

For Interim Consolidated Fiscal Period under Review (April 1 - September 30, 2006) (Millions of yen)

	Asia	Other	Total
I. Overseas sales	26,290	19,932	46,223
II. Consolidated sales	-	-	143,397
III. Overseas sales as a percentage of consolidated sales (%)	18.3	13.9	32.2

Previous Consolidated Fiscal Year (April 1, 2005 - March 31, 2006) (Millions of yen)

	Asia	Other	Total
I. Overseas sales	43,360	28,889	72,250
II. Consolidated sales	-	-	270,380
III. Overseas sales as a percentage of consolidated sales (%)	16.0	10.7	26.7

(Notes) 1. Classification of country or region is based on geographical proximity.
2. Major countries/regions belonging to each category.
(1) Asia: Taiwan, China, Korea, Thailand, etc.
(2) Others: The Netherlands, Middle East and USA

6. Marketable Securities

As of End of Previous Interim Consolidated Fiscal Period (September 30, 2005)

1. Held-to-maturity bonds with market value

(Millions of yen)

	Amount reported on interim consolidated balance sheet	Market value	Difference
Government bonds, local public bonds, etc.	10	10	0
Total	10	10	0

2. Other marketable securities with market value

(Millions of yen)

	Acquisition cost	Amount reported on interim consolidated balance sheet	Difference
1) Stocks	2,477	12,053	9,576
2) Bonds	13,964	13,372	(591)
3) Other	1,149	1,149	0
Total	17,590	26,575	8,984

3. Major marketable securities not valued at market and its amount reported on interim consolidated balance sheet

(Millions of yen)

	Amount reported on interim consolidated balance sheet
Held-to-maturity bonds	
Specified corporate bonds	901
Corporate bonds	900
Commercial Paper	4,799
Other	68
Other marketable securities	
Preferred stocks	3,000
Unlisted stocks	281
Other	168

As of End of Interim Consolidated Fiscal Period under Review (September 30, 2006)

1. Held-to-maturity bonds with market value

(Millions of yen)

	Amount reported on interim consolidated balance sheet	Market value	Difference
Corporate bonds	2,000	1,911	(88)
Total	2,000	1,911	(88)

2. Other marketable securities with market value

(Millions of yen)

	Acquisition cost	Amount reported on interim consolidated balance sheet	Difference
1) Stocks	4,485	15,866	11,381
2) Bonds	10,940	9,882	(1,057)
3) Other	1,729	1,729	0
Total	17,155	27,479	10,323

3. Major marketable securities not valued at market and its amount reported on interim consolidated balance sheet

(Millions of yen)

	Amount reported on interim consolidated balance sheet
Held-to-maturity bonds	
Other	7,998
Other marketable securities	
Preferred stocks	3,000
Unlisted stocks	376
Other	99

As of End of Previous Consolidated Fiscal Year (March 31, 2006)

1. Held-to-maturity bonds with market value

(Millions of yen)

	Amount reported on consolidated balance sheet	Market value	Difference
Government bonds, local public bonds, etc.	10	10	0
Total	10	10	0

2. Other marketable securities with market value

(Millions of yen)

	Acquisition cost	Amount reported on consolidated balance sheet	Difference
1) Stocks	2,477	14,236	11,759
2) Bonds	12,952	11,819	(1,132)
3) Other	1,710	1,710	0
Total	17,139	27,765	10,626

3. Major marketable securities not valued at market and its amount reported on consolidated balance sheet

(Millions of yen)

	Amount reported on consolidated balance sheet
Held-to-maturity bonds	
Corporate bonds	2,000
Other	8,999
Other marketable securities	
Preferred stocks	3,000
Unlisted stocks	379
Other	107

7. Derivative Transactions

No entry here due to detailed disclosure on EDINET

8. Stock Options

No entry here due to detailed disclosure on EDINET

9. Production, Orders (received) and Sales

(1) Production Results

(Millions of yen)

Business Segment	Previous Interim Consolidated Fiscal Period (April 1 - September 30, 2005)	Interim Consolidated Fiscal Period under Review (April 1 - September 30, 2006)	Increase / Decrease	
	Amount	Amount	Amount	Percentage (%)
Personal Care	110,924	127,482	16,558	+14.9
Pet Care	14,086	17,017	2,930	+20.8
Others	5,265	5,376	110	+2.1
Total	130,276	149,876	19,599	+15.0

(Notes) 1. The foregoing amounts are expressed in sales price.
2. The foregoing amounts do not include Consumption Tax, etc.

(2) Orders (received)

The Company does not produce its products on a job-order basis.

(3) Sales Results

(Millions of yen)

Business Segment	Previous Interim Consolidated Fiscal Period (April 1 - September 30, 2005)	Interim Consolidated Fiscal Period under Review (April 1 - September 30, 2006)	Increase / Decrease	
	Amount	Amount	Amount	Percentage (%)
Personal Care				
Baby and child care products	51,519	59,039	7,519	+14.6
Feminine care products	29,895	31,222	1,327	+4.4
Others	27,997	31,909	3,911	+14.0
Sub Total	109,412	122,171	12,758	+11.7
Pet Care	14,284	15,940	1,655	+11.6
Others	5,393	5,285	(107)	(2.0)
Total	129,090	143,397	14,306	+11.1

(Notes) 1. Sales results by customer and the share of sales results of each customer in the total sales results

	Previous Interim Consolidated Fiscal Period		Interim Consolidated Fiscal Period under Review	
	Sales Amount (Millions of yen)	Percentage (%)	Sales Amount (Millions of yen)	Percentage (%)
Arata Co., Ltd.	19,521	15.1	18,752	13.1
Paltac Co., Ltd.	13,495	10.5	14,000	9.8

2. The foregoing amounts do not include Consumption Tax, etc.

Non-Consolidated Earnings for Interim Period Ended September 30, 2006

October 27, 2006

Corporate Name: Unicharm Corporation ("Unicharm" or the "Company")
Code Number: 8113 Listing: First Section, Tokyo Stock Exchange
(URL http://www.unicharm.co.jp/) Location of Head Office: Ehime Prefecture
Chief Corporate Representative: Takahisa Takahara, President & Chief Executive Officer
Contact: Atsushi Iwata, Executive Officer, General Manager of Accounting Division
Telephone Number: +81-3-3451-5111
Date of Board Meeting for Book-Closing: October 27, 2006
Date of interim dividend disbursement to be started: December 8, 2006 Odd-stock system adoption: Yes (1 unit: 100 shares)

1. Non-consolidated business results for the interim period ended September 30, 2006 (April 1 – September 30, 2006)

(1) Non-consolidated business results (Note) Amounts less than one million yen have been discarded.

	Net Sales		Operating Income		Ordinary Income	
	Millions of yen	%	Millions of yen	%	Millions of yen	%
Interim period ended September 30, 2006	81,805	1.1	4,971	(13.8)	12,273	45.6
Interim period ended September 30, 2005	80,908	(2.9)	5,766	(7.5)	8,428	(0.3)
Year ended March 31, 2006	165,125		12,112		16,420	

	Net Income		Net Income per Share
	Millions of yen	%	yen
Interim period ended September 30, 2006	9,505	70.9	145.75
Interim period ended September 30, 2005	5,560	12.0	84.02
Year ended March 31, 2006	10,920		164.08

(Notes) 1) Average number of shares (non-consolidated) Interim period ended September 30, 2006 65,215,509
Interim period ended September 30, 2005 66,176,856 Year ended March 31, 2006 65,775,016
2) Change in accounting methods None
3) Percentage changes in sales, operating income, ordinary income and net income represent YOY increases (decreases).

(2) Non-consolidated capitalization status

	Total Assets	Shareholder's Equity	Shareholder's Equity Ratio	Shareholder's Equity per Share
	Millions of yen	Millions of yen	%	yen
Interim period ended September 30, 2006	150,270	117,134	77.9	1,818.10
Interim period ended September 30, 2005	140,399	109,688	78.1	1,677.93
Year ended March 31, 2006	150,349	114,975	76.5	1,756.87

(Note) 1) Number of shares issued as of the end of period Interim period ended September 30, 2006 64,426,898
Interim period ended September 30, 2005 65,371,475 Year ended March 31, 2006 65,370,401
2) Number of treasury stock as of the end of the period Interim period ended September 30, 2006 4,554,693
Interim period ended September 30, 2005 3,610,116 Year ended March 31, 2006 3,611,190

2. Projected non-consolidated business results for fiscal 2006 (April 1, 2006 - March 31, 2007)

	Net Sales	Ordinary Income	Net Income
	Millions of yen	Millions of yen	Millions of yen
Full Fiscal Year	172,000	21,500	14,300

(Ref.) Projected net income per share ¥221.96

3. Dividends

	Dividend per Share		
	Interim Dividend	Year-end Dividend	Annual Dividend
Year ended March 31, 2006	16.00	16.00	32.00
Year ended March 31, 2006 (Actual)	22.00	-	
Year ended March 31, 2006 (Forecast)	-	22.00	44.00

* The foregoing projected results include forecasts based on premises, prospects and plans pertaining to the future (as of the date of release). Actual results may differ materially from the projected figures presented herein due to actual market conditions, foreign exchange fluctuation risks and other uncertainties.

10. Interim Non-consolidated Financial Statements, etc.

(1) Interim Non-Consolidated Balance Sheet

(Millions of yen)

Item / Period	End of Previous Interim Non-consolidated Fiscal Period (as of September 30, 2005)		End of Interim Non-consolidated Fiscal Period under Review (as of September 30, 2006)		Condensed Non-consolidated Balance Sheet for Previous Consolidated Fiscal Year (as of March 31, 2006)	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Assets		%		%		%
I Current assets	77,758	55.4	83,446	55.5	83,395	55.5
Cash and deposits	50,707		42,781		50,677	
Notes receivable	206		271		230	
Accounts receivable	13,829		16,519		15,370	
Marketable securities	6,892		11,020		11,023	
Inventories	1,304		1,629		1,611	
Short-term bank loans	1,920		6,270		794	
Other current assets	2,906		4,513		3,698	
Allowance for bad debts	(10)		(10)		(10)	
II Fixed assets	62,640	44.6	66,824	44.5	66,954	44.5
1. Tangible fixed assets	6,937	4.9	7,111	4.7	6,600	4.4
Buildings	2,145		2,093		2,054	
Machinery and equipments	597		668		660	
Land	3,486		3,022		3,022	
Other fixed assets	707		1,327		863	
2. Intangible fixed assets	1,999	1.4	1,425	1.0	1,490	1.0
3. Investments and other assets	53,704	38.3	58,286	38.8	58,863	39.1
Investment securities	44,339		48,329		49,652	
Long-term loans	1,215		712		660	
Stocks of affiliates	7,099		7,416		7,416	
Other investments	4,658		4,272		3,679	
Allowance for bad debts	(816)		(151)		(525)	
Allowance for valuation loss on investments in affiliates	(2,792)		(2,292)		(2,019)	
Total Assets	140,399	100.0	150,270	100.0	150,349	100.0

(Millions of yen)

Item / Period	End of Previous Interim Non-consolidated Fiscal Period (as of September 30, 2005)		End of Interim Non-consolidated Fiscal Period under Review (as of September 30, 2006)		Condensed Non-consolidated Balance Sheet for Previous Consolidated Fiscal Year (as of March 31, 2006)	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Liabilities		%		%		%
I Current liabilities	23,988	17.1	26,088	17.4	28,532	19.0
Notes payable	67		179		110	
Accounts payable	9,273		9,942		10,647	
Accrued expenses	9,928		12,498		11,759	
Accrued corporate income tax	2,675		947		4,082	
Reserve for bonus payment	1,311		1,282		1,232	
Reserve for directors' bonus payments	-		64		-	
Other current liabilities	732		1,173		701	
II Long-term liabilities	6,721	4.8	7,047	4.7	6,841	4.5
Provision for severance benefits	3,926		4,104		4,041	
Provision for directors' severance bonus	1,006		1,056		1,033	
Other long-term liabilities	1,788		1,885		1,766	
Total liabilities	30,710	21.9	33,136	22.1	35,374	23.5

(Millions of yen)

Item \ Period	End of Previous Interim Non-consolidated Fiscal Period (as of September 30, 2005)		End of Interim Non-consolidated Fiscal Period under Review (as of September 30, 2006)		Condensed Non-consolidated Balance Sheet for Previous Consolidated Fiscal Year (as of March 31, 2006)	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Shareholders' equity		%	-	%		%
I Common stock	15,992	11.4	-	-	15,992	10.6
II Additional paid-in capital	18,590	13.2	-	-	18,590	12.4
Capital reserve	18,590		-		18,590	
III Retained earnings	87,224	62.1	-	-	91,559	60.9
Earned reserve	1,991		-		1,991	
Voluntary reserve	76,005		-		76,005	
Unappropriated retained earnings	9,227		-		13,562	
IV Land revaluation difference	(309)	(0.2)	-	-	(330)	(0.2)
V Unrealized gains on available-for-sale securities	5,289	3.8	-	-	6,268	4.2
VI Treasury stocks	(17,099)	(12.2)	-	-	(17,105)	(11.4)
Total shareholders' equity	109,688	78.1	-	-	114,975	76.5
Total liabilities and shareholders' equity	140,399	100.0	-	-	150,349	100.0
Net Assets						
I Shareholders' equity			111,365	74.1		
1. Common stocks			15,992	10.6		
2. Additional paid-in capital			18,590	12.4		
Capital reserve			18,590			
3. Retained earnings			99,890	66.5		
(1) Earned reserve			1,991			
(2) Other retained earnings			97,898			
Reserve for dividend payment			400			
Reserve for reduction entry			48			
General reserve			82,550			
Unappropriated retained earnings			14,900			
4. Treasury stocks			(23,108)	(15.4)		
II Valuation and translation adjustments, etc.			5,769	3.8		
1. Unrealized gains on available-for-sale securities			6,099			
2. Gains (losses) on deferred hedges			0			
3. Land revaluation difference			(330)			
Total net assets			117,134	77.9		
Total liabilities and net assets			150,270	100.0		

(2) Interim Non-consolidated Statement of Income

(Millions of yen)

Item \ Period	Interim Previous Non-consolidated Fiscal Period (April 1-September 30, 2005)		Interim Non-consolidated Fiscal Period under Review (April 1-September 30, 2006)		Condensed Non-consolidated Statement of Income for Previous Consolidated Fiscal Year (as of March 31, 2006)	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
		%		%		%
I Net sales	80,908	100.0	81,805	100.0	165,125	100.0
II Cost of sales	50,351	62.2	51,596	63.1	103,013	62.4
Gross profit	30,557	37.8	30,208	36.9	62,112	37.6
III Selling, general and administrative expenses	24,790	30.7	25,237	30.8	49,999	30.3
Operating income	5,766	7.1	4,971	6.1	12,112	7.3
IV Non-operating income	2,746	3.4	7,372	9.0	4,461	2.7
Interest received	37		59		75	
Dividend income	2,281		7,036		3,642	
Other non-operating income	427		276		742	
V Non-operating expenses	84	0.1	70	0.1	154	0.1
Interest paid	33		34		66	
Sales discounts	13		13		25	
Loss on sale of available-for-sale securities	20		-		9	
Other non-operating expenses	16		22		52	
Ordinary income	8,428	10.4	12,273	15.0	16,420	9.9
VI Extraordinary profit	853	1.1	0	0.0	1,021	0.6
VII Extraordinary loss	1,366	1.7	388	0.5	1,525	0.9
Income before taxes and other adjustments	7,915	9.8	11,884	14.5	15,916	9.6
Corporate income tax, inhabitant tax and business tax	2,997	3.7	2,131	2.6	5,539	3.3
Adjustments on corporate income tax, etc.	(642)	(0.8)	248	0.3	(543)	(0.3)
Net income	5,560	6.9	9,505	11.6	10,920	6.6
Profits brought forward	3,667		-		3,667	
Withdrawal reduction of revaluation difference for land	-		-		(20)	
Interim dividends	-		-		1,045	
Unappropriated retained earnings	9,227		-		13,562	

(3) Interim Non-consolidated Statement of Changes in Shareholders' Equity

Interim Non-Consolidated Fiscal Period under Review (April - September 30, 2006) (Millions of yen)

Item	Shareholders' equity									
	Common stocks	Additional paid-in capital	Retained earnings						Treasury stocks	Total shareholders' equity
		Capital reserve	Earned reserve	Other retained earnings				Total retained earnings		
				Reserve for dividend payment	Reserve for reduction entry	General reserve	Unappropriated retained earnings			
Balance as of March 31, 2006	15,992	18,590	1,991	400	55	75,550	13,562	89,567	(17,105)	109,037
Changes during the period										
Payment of dividends							(1,045)	(1,045)		(1,045)
Directors' bonus							(128)	(128)		(128)
Reversal of reserve for reduction entry					(7)		7	-		-
General reserve						7,000	(7,000)	-		-
Net income							9,505	9,505		9,505
Acquisition of treasury stocks									(6,003)	(6,003)
Changes (net amount) of items other than shareholders' equity during the period										
Total changes during the period	-	-	-	-	(7)	7,000	1,338	8,330	(6,003)	2,327
Balance as of September 30, 2006	15,992	18,590	1,991	400	48	82,550	14,900	97,898	(23,108)	111,365

Item	Valuation and translation adjustments, etc.				
	Net unrealized gains on available-*for-sale securities*	Land revaluation difference	Gains (losses) on deferred hedges	Total valuation and translation adjustments	Total net assets
Balance as of March 31, 2006	6,268	(330)	-	5,938	114,975
Changes during the period					
Payment of dividends					(1,045)
Directors' bonus					(128)
Reversal of reserve for reduction entry					-
General reserve					-
Net income					9,505
Acquisition of treasury stocks					(6,003)
Changes (net amount) of items other than shareholders' equity during the period	(168)	-	(0)	(169)	(169)
Total changes during the period	(168)	-	(0)	(169)	2,158
Balance as of September 30, 2006	6,099	(330)	(0)	(5,769)	117,134

Matters affecting the Preparation of Interim Non-consolidated Financial Statements

1. Standard and method of valuation of assets

(1) Marketable securities (including investment securities)

Held-to-maturity bonds

Amortized cost method (straight-line method)

Stocks of subsidiaries and affiliates

Stated at cost based on the moving-average method

Other marketable securities

Marketable securities with market value

Stated at market based on market value, etc. as of interim fiscal closing date (Any valuation gain or loss to be reported in a designated component of net assets; cost of sale to be computed by the moving-average method)

Marketable securities without market value

To be stated at cost based on the moving-average method

(2) Inventories

Stated at cost based on the periodic average method

(3) Derivative transactions

Stated at market value based on the market price, etc. as of interim fiscal closing date

2. Method of depreciation of depreciable assets

Tangible fixed assets

By declining-balance method, but straight-line method is applicable to buildings (excluding accessory equipment) acquired on or after April 1, 1998

Standard useful years are as follows:

Buildings: 3-50 years

Intangible fixed assets

By straight-line method

Internally estimated useful life (5 years) for software (for internal use) is used.

3. Appropriation standard applicable to provisions

(1) Allowance for bad debts

In order to provide for losses from bad debts, the Company appropriates estimated amounts based on actual bad debts with respect to their general claims and estimated non-recoverable amounts based on individual examinations of recoverability with respect to their specified claims including doubtful receivables.

(2) Allowance for valuation loss on investments in affiliates

In order to provide for the reduction of value in investments in affiliates, an amount corresponding to the reduction in net assets was recorded.

(3) Provision for employees' bonus

In order to provide for payment of employees' bonus, of the amount payable for the next bonus payment, the amount corresponding to the interim fiscal period under review is appropriated.

(4) Provision for employees' severance benefits

For employees' severance benefits, of the estimated amount of pension obligations and annuity assets as of the end of the fiscal year under review, the amount that is assumed to have accrued as of the end of the interim fiscal period under review is appropriated.

The past-work liability is expensed on the pro-rata fixed installment basis over a certain specific number of years (5 years) within the length of the remaining period of service of the employees at the time of accrual of the said difference.

Any arithmetic difference is expensed on the pro-rata fixed installment basis over a certain specific number of years (10 years) within the length of the remaining period of service of the employees at the time of accrual of such a difference.

(5) Provision for directors' severance bonus

In order to provide for payment of directors' severance bonus, the Company appropriates the necessary

amount for payment as of the end of the fiscal year under review in accordance with the Rules on Directors' Severance Bonus.

(6) Provision for directors' bonuses
To provide for payment of directors' bonuses, the Company appropriates the amount that is assumed to have accrued as of the end of the interim fiscal period under review, based on the estimated amount of payment as of the end of the fiscal year under review.

4. Criteria for translation of important foreign currency-denominated assets and liabilities into Japanese Yen
Foreign currency-denominated claims and debts are translated into Japanese Yen at the spot foreign exchange rate prevailing on the interim fiscal closing date, and any conversion differences are treated as gain or loss.

5. Method of treating lease transactions
The accounting treatment similar to the method applied to conventional leases is applied to financial leases other than those where the ownership of the leased properties is deemed to transfer to the lessees.

6. Method of hedge accounting
(1) Method of hedge accounting
Deferred hedging is used. Designation of hedges is applied to foreign currency-denominated claims and debts carrying exchange contracts, etc.
(2) Method and subject of hedging
Method of hedging Exchange contracts
Subject of hedging Scheduled foreign currency-denominated transactions
(3) Hedging policy
For exchange contract transaction, foreign exchange fluctuation risks are hedged in accordance with "Risk Management Policy on Derivative Transactions," an in-house hedging regulation of the Company.
(4) Method of assessing effectiveness of hedging
Judgment as to the effectiveness of hedging is omitted as it is assumed that the principal amount of the hedge method and the important terms concerning hedge subjects are identical and foreign exchange or cash flow fluctuations will be fully offset at the time of commencement of hedging and continuously thereafter.

7. Other important matters for preparation of interim non-consolidated financial statements
Accounting treatment of Consumption Tax, etc.
For accounting purposes, amounts on the non-consolidated financial statements are reported net of Consumption Tax and Local Consumption Tax.
Consumption taxes paid and those received are balanced out and included in other current liabilities.

Change in the presentation method

(Accounting standard for directors' bonus)
Effective from the interim fiscal period under review, the Company adopted "Accounting Standard for Directors' Bonus" (ASBJ Statement No. 4 issued on November 29, 2005). As a result, operating income, ordinary income and income before taxes and other adjustments decreased by ¥64 million each in comparison with the amount calculated in accordance with the conventional method.

(Accounting standards for the presentation of net assets in the balance sheet)
Following the enactment of Company Law on May 1, 2006, "Accounting Standards for Presentation of Net Assets in the Balance Sheet" (ASBJ Statement No. 5 issued on December 9, 2005 and ASBJ Guidance No. 8 issued on December 9, 2005) shall be applied to financial statements for the interim fiscal period ending after the date thereof. In accordance with the law, the Company adopted Accounting Standards for Presentation of Net Assets in the Balance Sheet, effective from the interim fiscal period under review.
The amount of what had previously been presented as "Shareholders' Equity" was ¥117,134 million.
Due to the amendment of the Interim Financial Statements Regulations, the Company prepared the presentation of net assets in the balance sheet as of September 30, 2006, based on the amended Interim Financial Statements Regulations.

Notes

(Non-consolidated Balance Sheet)

(Millions of yen)

	End of the Previous Interim Non-consolidated Fiscal Period	End of the Interim Non-consolidated Fiscal Period under Review	End of the Previous Non-consolidated Fiscal Year
1. Accumulated depreciation on tangible fixed assets	6,297	6,452	6,563

2. Settlement of bills maturing on the last day of the non-consolidated interim fiscal period
The last day of the interim fiscal period under review fell on a bank holiday, but the Company handled bills as if they had been settled on the date of maturity. The following bills matured on the last day of the interim fiscal period were excluded from the balance as of the last day of the interim fiscal period:

	End of the Interim Non-consolidated Fiscal Period under Review
Notes receivable	60

(Interim Non-consolidated Statement of Income)

(Millions of yen)

	Previous Interim Non-consolidated Fiscal Period	Interim Non-consolidated Fiscal Period under Review	Previous Non-consolidated Fiscal Year
1. Depreciation			
Tangible fixed assets	313	326	686
Intangible fixed assets	390	365	772

(Millions of yen)

	Previous Interim Non-consolidated Fiscal Period	Interim Non-consolidated Fiscal Period under Review	Previous Non-consolidated Fiscal Year
2. Breakdown of main items in extraordinary profit			
Gain on the reversal of allowance for bad debts	16	0	169
Gain on sales of investment securities	834	0	834
Gains on sales of fixed assets	1	-	17

(Millions of yen)

	Previous Interim Non-consolidated Fiscal Period	Interim Non-consolidated Fiscal Period under Review	Previous Non-consolidated Fiscal Year
3. Breakdown of main items in extraordinary loss			
Amount allocated as allowance for valuation loss on investments in affiliates	1,154	273	630
Loss on disposal of fixed assets	47	86	76
Sales promotion expense for the past fiscal year	164	-	164

(Items related to the Interim Statements of Shareholders' Equity)
End of the Interim Fiscal Period under Review (April 1 – September 30, 2006)

Items related to treasury stocks

Type of shares	Balance at the End of the Previous Fiscal Year (Shares)	Increase (Shares)	Decrease (Shares)	Balance at the End of the Interim Fiscal Period under Review (Shares)
Common stocks	3,611,190	943,503	-	4,554,693

(Outline of reasons for the change)
Main items of the increase are as follows:
1. Increase from acquisition of odd-lot shares: 503 shares
2. Increase from open-market share acquisition: 943,000 shares

(Lease transactions)
No entry here due to detailed disclosure on EDINET

10. Marketable Securities

Previous Interim Non-consolidated Fiscal Period (as of September 30, 2005)

Securities

Refers to stocks of subsidiaries with market value. The Company does not own stocks of affiliates with market value.

(Millions of yen)

Type	Balance sheet amount	Market value	Difference
Stocks of subsidiaries	1.146	18.699	17.552

Interim Non-consolidated Fiscal Period under Review (as of September 30, 2006)

Securities

Refers to stocks of subsidiaries with market value. The Company does not own stocks of affiliates with market value.

(Millions of yen)

Type	Balance sheet amount	Market value	Difference
Stocks of subsidiaries	1,146	26,232	25.086

Previous Non-consolidated Fiscal Year (as of March 31, 2006)

Securities

Refers to stocks of subsidiaries with market value. The Company does not own stocks of affiliates with market value.

(Millions of yen)

Type	Balance sheet amount	Market value	Difference
Stocks of subsidiaries	1,146	24,769	23,622

END